                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number 333-12979

                           NOTIFICATION OF LATE FILING

       (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR
       For Period Ended:    March 31, 2001
[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
       For the Transition Period Ended:

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Voicenet, Inc.
Former name if applicable

Address of principal executive office (Street and number)
 400 5th Avenue, Suite 5
City, state and zip code    Waltham, Massachusetts 02451

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)
       |  (a)  The reasons  described in  reasonable  detail in Part III of this
       |       form  could  not be  eliminated  without  unreasonable  effort or
       |       expense;
       |  (b)  The subject annual report,  semi-annual report, transition report
       |       on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
       |       be filed  on or  before  the  15th  calendar  day  following  the
 [X]   |       prescribed  due  date;  or  the  subject   quarterly   report  or
       |       transition  report on Form 10-Q, or portion thereof will be filed
       |       on or before the fifth  calendar day following the prescribed due
       |       date; and
       |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
       |       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

     An unforeseeable delay in receiving the requisite  information from related parties in Australia necessitates the filing of this notification.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

             Howard J. Messer               (973)            809-9442
                 (Name)                  (Area Code)    (Telephone Number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes [X] No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

  Voicenet, Inc.
                  (Name of Registrant as Specified in Charter)
Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date  May 15, 2001           By   /s/ Howard J. Messer
                                  Howard J. Messer, Chief Financial Officer

          Instruction.  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and
Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange
Commission,  Washington,  DC 20549,  in accordance  with Rule 0-3 of the General
Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  Electronic  Filers.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of
Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b)
of Regulation S-T.